05038664

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. D.C. 202 SECTION

SEC FILE NUMBER
8- 65728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MBM SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Louisiana, Suite 2600
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Burnam 713-228-6444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1000	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Burnam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MBM SECURITIES, INC., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Robert Burnam, FINOP

Title

Notary Public

Sande Simpson
My Commission Expires
July 18, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MBM SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

CONTENTS

	Page
Independent Auditor's Report	2
Balance Sheets	3
Statements of Income	4
Statements of Changes in Stockholders' Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7-9
Schedule I - 2004	10
Schedule II - 2003	11
Schedule III - 2004 and 2003	12

Harper & Pearson Company Certified Public Accountants
Professional Corporation

INDEPENDENT AUDITOR'S REPORT

Board of Directors
MBM Securities, Inc.
Houston, Texas

We have audited the accompanying balance sheet of MBM Securities, Inc. as of December 31, 2004, and the related statement of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements and Schedule II of MBM Securities, Inc. as of December 31, 2003 and for the period October 7, 2002 (date of inception) through December 31, 2003 were audited by other auditors, whose report dated February 17, 2004 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the financial position of MBM Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company

Houston, Texas
February 10, 2005

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

ASSETS

	2004	2003
Cash	$ 27,546	$ 29,957
Investment, at market value	25,355	-
Accrued commissions receivable	20,136	19,028
TOTAL ASSETS	$ 73,037	$ 48,985

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
LIABILITIES		
Accrued service fee payable - affiliate	$ 18,526	$ 17,506
TOTAL LIABILITIES	18,526	17,506
STOCKHOLDERS' EQUITY		
Common stock - $1 par value, 500,000 voting shares and 500,000 nonvoting shares authorized, 1,000 voting shares issued and outstanding	1,000	1,000
Additional paid-in capital	13,421	13,421
Retained earnings	40,090	17,058
	54,511	31,479
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 73,037	$ 48,985

The accompanying notes are an integral part of the financial statements.

MBM SECURITIES, INC.
STATEMENTS OF INCOME
FOR THE PERIOD OCTOBER 7, 2002 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2003 AND THE YEAR ENDED DECEMBER 31, 2004

	2004	2003
REVENUES		
Commission income	$ 404,826	$ 269,894
Other income	355	-
TOTAL REVENUE	405,181	269,894
EXPENSES		
Service fees	372,440	248,303
Professional fees	6,850	4,421
Registration fees and bond	2,859	112
TOTAL EXPENSES	382,149	252,836
NET INCOME	$ 23,032	$ 17,058

The accompanying notes are an integral part of the financial statements.

MBM SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD OCTOBER 7, 2002 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2003 AND THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at inception - October 7, 2002	$ -	$ -	$ -	$ -
Issuance of common stock	1,000	13,421	-	14,421
Net income	-	-	17,058	17,058
Balance, December 31, 2003	1,000	13,421	17,058	31,479
Net income	-	-	23,032	23,032
Balance, December 31, 2004	$ 1,000	$ 13,421	$ 40,090	$ 54,511

The accompanying notes are an integral part of the financial statements.

MBM SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE PERIOD OCTOBER 7, 2002 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2003 AND THE YEAR ENDED DECEMBER 31, 2004

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 23,032	$ 17,058
Adjustments to reconcile net income to net cash (used) provided by operating activities:		
Unrealized gain on investment	$ (235)	
Changes in operating assets and liabilities		
Accrued commissions receivable	(1,108)	(19,028)
Accrued service fee payable	1,020	17,506
Net cash (used) provided by operating activities	22,709	15,536
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock	$ -	$ 1,000
Proceeds from additional paid-in capital	-	13,421
Net cash (used) provided by financing activities	-	14,421
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investment	(25,120)	-
NET CHANGE IN CASH AND CASH EQUIVALENTS	(2,411)	29,957
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	29,957	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 27,546	$ 29,957

The accompanying notes are an integral part of the financial statements.

NOTE A ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – MBM Securities, Inc. (an S Corporation) ("the Company") is located in Houston, Texas and is a fully disclosed Securities Broker-Dealer. Consequently, the Company has claimed an exemption from Rule 15c3-3 under section (K)(1). The Company is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc. (NASD). Its principal market is the general public in the Southeastern region of Texas. The Company primarily sells mutual funds and variable life insurance and annuities.

Basis of Accounting – The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Statement Presentation – An unclassified balance sheet is presented in accordance with industry standards.

Revenue Recognition – Commissions are recognized when trades settle and receivables are recorded at that time. Revenues are primarily generated from commissions on sales of mutual funds and variable insurance products.

Income Taxes – No provision has been made for federal income tax, since these taxes are the responsibility of the individual shareholder.

Cash and Cash Equivalents – The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2004 and 2003.

Investment – At December 31, 2004 the Company had an investment in a mutual fund. The investment was valued at market value based upon quoted prices.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B SERVICES AGREEMENT

The Company has entered into a services agreement with MBM Advisors, Inc. (MBM Advisors), a company related through common ownership, whereby MBM Advisors will provide administrative and operational services, facilities, compliance assistance, and pay all overhead expenses of the Company.

MBM Advisors receives a proportional allocation service fee equal to 92% of the monthly adjusted net operating income of the Company. Expenses under this agreement during the year ended December 31, 2004 and for the period from inception to December 31, 2003 were approximately $372,000 and $248,000, respectively. At December 31, 2004 and 2003 the Company owed MBM Advisors $18,526 and 17,506, respectively.

NOTE C NET CAPITAL REQUIREMENTS

Under Rule 15c3-1, the Company must maintain at all times a minimum net capital of $5,000 and an aggregate indebtedness ratio of no greater than 15 to 1. The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2004.

Net Capital - Actual (Schedule I)	$ 30,571
Net Capital - Required (Schedule I)	5,000
Excess Net Capital	$ 25,571
Aggregate Indebtedness to Net Capital	.61 to 1

The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2003.

Net Capital - Actual (Schedule II)	$ 12,451
Net Capital - Required (Schedule II)	5,000
Excess Net Capital	$ 7,451
Aggregate Indebtedness to Net Capital	1.49 to 1

NOTE D CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables and cash. The Company places its cash with high credit quality financial institutions. Deposits with these financial institutions may exceed the amount of federal deposit insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and therefore, bear minimal risk. In monitoring this credit risk, the Company periodically evaluates the stability of the financial institutions. Generally, no collateral or other security is required to support customer receivables. To reduce credit risk, a customer's credit history is reviewed before extending credit. There was no allowance for doubtful accounts at December 31, 2004 and 2003 as management believes all amounts are collectible

The Company is engaged in various trading and brokerage activities in which the counter parties primarily include mutual funds, banks, and insurance companies. In the event a counter party does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review the credit standings of each counter party.

NOTE E INVESTMENT SECURITIES

At December 31, 2004 and 2003 the Company had the following investments:

	2004		2003	
	Cost	Market	Cost	Market
American Fund Balanced Fund, Class F shares	$ 25,120	$ 25,355	$ -	$ -

For the years ended December 31, 2004 and 2003 the Company has included in other income $235 and $-0-, respectively, of unrealized gain on its investment.

**COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004**

NET CAPITAL	
Total stockholders' equity qualified for net capital	$ 54,511
Total capital and allowable subordinated liabilities	54,511
Deductions and/or charges	
Nonallowable assets:	(20,136)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	34,375
Haircuts on securities	(3,804)
Net capital	$ 30,571
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,236
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 25,571
Ratio: Aggregate indebtedness to net capital	.61 to 1
NET CAPITAL, AS REPORTED IN COMPANY'S PART II (Unaudited) FOCUS Report	$ 49,097
RECONCILING ITEMS OR DIFFERENCES:	
Audit adjustment to record accrued service fee payable	(18,526)
NET CAPITAL PER ABOVE	$ 30,571

See independent auditor's report.

SCHEDULE II
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL	
Total stockholders' equity qualified for net capital	$ 31,479
Total capital and allowable subordinated liabilities	31,479
Deductions and/or charges	
Nonallowable assets:	(19,028)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	12,451
Haircuts on securities	-
Net capital	$ 12,451
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,168
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 7,451
Ratio: Aggregate indebtedness to net capital	1.49 to 1
NET CAPITAL, AS REPORTED IN COMPANY'S PART II (Unaudited) FOCUS Report	$ 29,957
RECONCILING ITEMS OR DIFFERENCES:	
Audit adjustment to record accrued service fee payable	(17,506)
NET CAPITAL PER ABOVE	$ 12,451

See independent auditor's report.

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(1), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

See independent auditor's report.

Harper & Pearson Company Certified Public Accountants

Professional Corporation

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17 A-5 FOR A
BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15C3-3

February 10, 2005

Board of Directors
MBM Securities, Inc..

In planning and performing our audit of the financial statements and supplemental schedules of MBM Securities, Inc.. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company

Houston, Texas